MAINSPRING CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69326

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mainspring Capital Management LLC**

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3452 E. FOOTHILL BLVD., SUITE 800
(No. and Street)

Pasadena	**CA**	**91107**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Chen	**626-345-5897**	mchen@mainspringcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, P.A
(Name – if individual, state last, first, and middle name)

100 East Sybella Avenue #130	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)
07/28/2004		1839	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mike Chen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mainspring Capital Management LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public



THOMAS RAMIREZ II
Notary Public - California
Los Angeles County
Commission # 2281645
My Comm. Expires Apr 13, 2023

Signature: _Mike_ _____

Title: _President_ _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Mainspring Capital Management, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mainspring Capital Management, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Mainspring Capital Management, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mainspring Capital Management, LLC's management. Our responsibility is to express an opinion on Mainspring Capital Management, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mainspring Capital Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Mainspring Capital Management, LLC's auditor since 2019.

Maitland, Florida
March 24, 2022

1

Mainspring Capital Management, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$366,151
Accounts Receivable	943,249
Allowance for Doubtful Accounts	(148,373)
Other	5,285
Total Assets	$1,166,312

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$600
Reserve Expenses	20,000
Bank Debit Balance	5
Total Current Liabilities	20,605
Members Equity	
Undistributed earnings	1,145,707
Total Members Equity	1,145,707
Total liabilities and member's equity	$1,166,312

See notes to financial statements

Mainspring Capital Management, LLC

Notes to Financial Statements
YEAR ENDED DECEMBER 31, 2021

1. Organization and Summary of Significant Accounting Policies

Organization and Business. Mainspring Capital Management, LLC (the "Company") is a Limited Liability Company which was formed in the state of Delaware. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"); the Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in real estate mortgages.

Rule 15c3-3 Exemption. The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073. The Company does not carry or clear customer accounts.

Revenue Recognition. Revenue from contracts with customers includes fees from real estate services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Service fees. The Company provides real estate services to clients. Revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the company and consumed by the customer. At December 31, 2021, there are no unsatisfied performance obligations.

Late fees. Late fees are charged to clients when agreed payments or terms are not received timely. All late fees are in Allowance for Doubtful Account at year end.

Cash Equivalents. The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Accounts Receivable. Accounts receivable are stated at face amount with no allowance for doubtful accounts. There is an allowance for doubtful accounts in the amount of $148,373 at December 31, 2021.

Income Taxes. The Company is a Limited Liability Company for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's members are taxed on Company's earnings.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing

reevaluation as facts and circumstances may require. The Company's open tax years (2016-2021) remain subject to income tax audits.

Mainspring Capital Management, LLC

Notes to Financial Statements
YEAR ENDED DECEMBER 31, 2021

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Office Lease

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. There was no lease cost relating to the office lease for the year ended December 31, 2021.

3. Related Party Transactions

The Company incurred a total of $187,500 annual management fees to Mainspring Principal, LLC, the sole owner of Mainspring Capital Management, during 2021. Pursuant to an agreement, $125,000 was forgiven and treated as a capital contribution to member's equity.

4. Concentrations

There is 1 customer accounting for 100% of total revenues earned during the year ended December 31, 2021.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceed 12 to 1).

The Company's ratio at December 31, 2021 was 9.27 to 1. The basic concept of the Rule is liquidity; its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2021, the Company has net allowable capital of $345,546 which exceeded the required net capital by $132,080.

6. Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

7. Commitments and Contingencies

The Company is the subject of a claim in which it is a co-defendant. The claim alleges misrepresentations regarding an investment and is in the amount of $3,181,399. Outside counsel represents that the case is in the early stages and it is not possible to evaluate the likelihood of an unfavorable outcome and an estimate of liability, if any, cannot reasonably be made. As such, the Company has not recorded a liability for the year ended December 31, 2021 but has included the claim amount in aggregate indebtedness for the purpose of computing minimum net capital requirements.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

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